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                             November 19, 2021

       Jonathan Awde
       Chief Executive Officer
       JR Resources Corp.
       1588     609 Granville Street
       Vancouver, BC V7Y 1G5

                                                        Re: JR Resources Corp.
                                                            Draft Registration
Statement on Form S-4
                                                            Submitted October
25, 2021
                                                            CIK No. 0001852353

       Dear Mr. Awde:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Draft Registration Statement on Form S-4 submitted October 25, 2021

       Questions and Answers About the Dakota Special Meeting
       Q: What constitutes a quorum at the special meeting?, page 4

   1. Based on the disclosures in the beneficial ownership table at page 88 and elsewhere, it appears that a quorum
at the Dakota Special Meeting will be assured because of the number of Dakota shares
held by JR Resources. Please revise the proxy statement /
                                                        prospectus throughout
to emphasize this point.
       Conditions to the Completion of the Transactions, page 12

   2. We note your disclosure that completion of the transactions is conditioned upon receipt by
                                                        Dakota of a written
opinion of Skadden, Arps, Slate, Meagher and Flom LLP to the effect that, for U.S. federal
income tax purposes, the First Merger and the Second Merger, taken
 Jonathan Awde
FirstName LastNameJonathan  Awde
JR Resources Corp.
Comapany 19,
November  NameJR
              2021 Resources Corp.
November
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FirstName LastName
         together, constitute a single integrated transaction that qualifies as
a    reorganization
         under Section 368(a) of the Code and the Treasury Regulations. Insofar as this appears to be a waivable condition, please file an executed opinion of counsel before effectiveness even though the merger agreement is conditioned upon the receipt of the favorable tax opinion at closing, and undertake to recirculate and resolicit if the condition is waived and the change in tax consequences would be material. See Section III.D.3 of Staff Legal
         Bulletin 19 (October 14, 2011).
Vote Required for Approval, page 35

3. You state that approval of the Dakota Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Dakota common stock held by stockholders other than JR, Jonathan Adwe, Robert Quartermain, Mac Jackson, and
         William Gehlen. You also state that certain stockholders of Dakota, holding approximately 7.43% of the issued and outstanding shares of Dakota common stock, have entered into a support agreement pursuant to which they agree to vote in favor of the transactions. Please revise to include the disclosure required by Item 3(h) of Part I.A. of
         Form S-4 comparing the percentage of outstanding shares entitled to vote held by directors, executive officers, and their affiliates, and the vote required for approval of the proposed transaction. To provide appropriate context, please provide a revised discussion of the "majority-of-the-minority" provision you reference to distinguish the separate impact of the agreement with the holders of the 7.43% of shares. Background of the Transactions, page 41

4. We note your disclosure that a special committee formed by the board of directors of Dakota Territory Resource Corp. engaged Herrera Partners, an investment bank and financial consultant, to conduct a fairness analysis in 2020 of the proposed transaction with JR. We further note your disclosure that Herrera Partners delivered a presentation on the fairness of the proposed transaction to the special committee, and that the committee
         and the board resolved to accept Herrera Partners    fairness analysis
and opinion. Insofar
         as the subject 2020 transaction and related fairness opinion are inextricably linked to the currently contemplated transactions, please furnish in the amended proxy statement /
         prospectus the same information as would be required by Item 1015(b) of Regulation M-
         A, including the detailed summary Item 1015(b)(6) requires. Refer to
Item 4(b) of Form
         S-4.
Interests of JR's Directors and Officers in the Transactions
Employment of Executive Officers, page 49

5. We note your disclosure in this section that Jonathan Awde will serve as President and
         Chief Executive Officer of Dakota Gold, Gerald Aberle will serve as Chief Operating
         Officer of Dakota Gold, and Shawn Campbell will serve as Chief Financial Officer of
         Dakota Gold. However, we note disclosure at page 84 that Messrs. Aberle and Campbell are not currently directors or officers of JR. Please revise to identify clearly all material
 Jonathan Awde
FirstName LastNameJonathan  Awde
JR Resources Corp.
Comapany 19,
November  NameJR
              2021 Resources Corp.
November
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FirstName LastName
         potential conflicts of interest that pre-merger directors and executive officers of JR may have in the transactions.
Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page
69

6. Please provide an introductory paragraph to the pro forma financial information pursuant to Rule 11-02(a)(2) of Regulation S-X.
3. Description of Transaction, page 70

7. Disclose how you accounted for the issuance of shares and related transactions disclosed here.
4. Pro Forma Assumptions and Adjustments , page 71

8. Please explain clearly what the adjustments reflect and the assumptions involved as required by Rule 11-02(a)(8) of Regulation S-X. In addition explain the basis for eliminating all of general and administrative expenses of DTRC reflected in adjustment
         4(a)
Information About JR, page 73

9. Please revise to include the mineral property disclosure required under Item 1303, Item
         1304, and Item 1305 of Regulation S-K for the mineral properties held by JR Resources.
         See Item 14(b) of Form S-4 and the Corporation Finance Compliance and Disclosure
         Interpretations (C&DI) 155.03.
Liquidity and Capital Resources, page 76

10. Please provide a discussion and analysis of liquidity and capital resources for the year ended March 31, 2021. In addition, revise to include robust discussions of your operating, investing and financing cash flows for the periods presented. Refer to
         Item 303 of Regulation S-K and SEC Release No. 33-8350 as it relates to liquidity and capital resources.
Legal Matters, page 104

11. Although you indicate that the material U.S. federal income tax consequences relating to the transactions for Dakota stockholders will be passed upon for Dakota by Skadden,
         Arps, Slate, Meagher & Flom LLP, the disclosure at page 51 under "U.S. Federal Income
         Tax Consequences" does not make clear that it constitutes the opinion of Skadden, and you do not list a tax opinion as an exhibit. Please file the appropriate short- or long-form tax opinion as an exhibit and revise the corresponding disclosure accordingly.
12. In addition, you state at page 52 that "for U.S. federal income tax purposes, the First
         Merger and the Second Merger, taken together, are intended to constitute a single integrated transaction that qualifies as a 'reorganization' within the meaning of section
 Jonathan Awde
FirstName LastNameJonathan  Awde
JR Resources Corp.
Comapany 19,
November  NameJR
              2021 Resources Corp.
November
Page 4    19, 2021 Page 4
FirstName LastName
         368(a) of the Code." You also state (underlining added) that Dakota's obligation "to complete the mergers is conditioned upon the receipt of a tax opinion from Skadden to the effect that, for U.S. federal income tax purposes, the mergers should constitute a reorganization within the meaning of section 368(a) of the Code." Please ask counsel to
         provide, or to explain why it cannot provide, a    will    opinion. In
that case, ask counsel to
         describe the degree of uncertainty in the opinion. Lastly, the company may state which position it intends to take if challenged by the IRS. See Section III.C.4 of Staff Legal
         Bulletin 19 (October 14, 2011).

13. You state at page 52 that your discussion "assumes that the mergers, taken together, will constitute a single integrated transaction that qualifies as a 'reorganization' within the meaning of section 368(a) of the Code." Please revise your disclosure to clarify what constitutes the opinion of named counsel. Also, note that counsel cannot assume any legal conclusion underlying the opinion. See Staff Legal Bulletin 19 at
Section III.C.3.

Note 4 - Acquisition, page F-10

14. We note your disclosure that the acquisition of control of DTRC took place on
         October 15, 2020. However, we note disclosures in Note 4, page F-50 indicate that the final closing in March 12, 2021 resulted in a change in control to JR. In addition, background of the transactions discussions on page 40 indicate that concurrent with final change of control closing on March 12, 2021, JR appointed CEO and majority of members of DTRC board. Hence, it appears change of control took place upon final closing on March 12, 2021 rather than on October 15, 2020. Tell us how you determined that acquisition of control of DTRC took place on October 15, 2020 and provide us the specific accounting literature that supports the basis for your conclusion. Revise your financial statements and disclosures as appropriate.

15. We note your disclosures regarding the acquisition of DTRC. Please address the following issues:
             Please provide your analysis that supports your conclusion that the acquisition of
             DTRC was an asset acquisition rather than a business combination. Refer to guidance in ASC 805-10-25-1 and 55-3A to 55-9 and revise your disclosures as appropriate;
             We note that in October 2020, you purchased 17,416,667 common shares of DTRC for aggregate consideration of $10,450,000 and in March 2021, purchased 18,225,000 common shares of DTRC for an aggregate consideration of $10,935,000 for a total consideration of $21,385,000. Explain to us how you determined the cost of acquiring assets of DTRC of $24,856,871 and how it complies with ASC 805-50-30-
             1 and 30-2;
             Please explain to us the basis for including the value of convertible promissory note of $1,836,667 and value of purchase right of $12,339,161 in determining the cost of
 Jonathan Awde
JR Resources Corp.
November 19, 2021
Page 5
           acquiring the assets of DTRC, and how you considered the analogous guidance in
           ASC 805-10-55-18. Please revise to describe how you derived these values and disclose the relevant key assumptions;
             Please disclose how you allocated the cost in accordance with 805-50-30-3. Explain how you determined the values of mineral properties; and
             Please disclose your accounting policy regarding measurement of non-controlling interest and show us how you determined the non-controlling interest at acquisition dates and subsequent reporting periods.
16. Based on your discussions on page 40-44, it appears that contemplating potential merger transaction, you entered into a contract to acquire shares of DTRC at an agreed price of
      $.60 per share. Tell us how you concluded that this contract between you and DTRC to enter into a potential merger transaction is a derivative instrument under ASC 815 and how you considered by analogy to the guidance in ASC 815-10-15-74(C). Show us how your accounting is appropriate.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Raj Rajan, Staff
Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact
John Coleman, Mining Engineer, at (202) 551-3610. Please contact Liz Packebusch, Staff
Attorney, at (202) 551-8749 or Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



                                                           Sincerely,
FirstName LastNameJonathan Awde
                                                           Division of
Corporation Finance
Comapany NameJR Resources Corp.
                                                           Office of Energy &
Transportation
November 19, 2021 Page 5
cc:       Richard Raymer
FirstName LastName